SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Costa Inc.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value Per Share

(Title and Class of Securities)

227478104

(CUSIP Number)

Essilor International SA

147, rue de Paris

94227 Charenton-le-Pont

France

Attention: Carol Xueref,

Director for Legal Affairs
and Group Development

Copies to:

Jeffrey J. Giguere, Esq.

FGX International Holdings Limited

500 George Washington Highway

Smithfield, RI 02917

(401) 719-2109

Matthew J. Gardella, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons Essilor International SA

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,203,770 (1) (See Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,203,770 (1) (See Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.4% (2) (See Item 4)

14	Type of Reporting Person CO

(1)         Beneficial ownership of the shares of Class A common stock, $1.00 par value per share (the “Class A Common Stock”), of Costa Inc., a Rhode Island corporation (the “Company”), is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such Class A Common Stock by virtue of the Shareholder Agreements described in Item 4. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)         Percentage based on a total of 13,927,986 shares, consisting of (i) 11,388,835 shares of Class A Common Stock issued and outstanding as of November 7, 2013, as represented by the Company in the Merger Agreement described in Item 4, (ii) 1,804,800 shares of Class A Common Stock issuable upon conversion, at the holders’ option, of the shares of Class B common stock, $1.00 par value per share, of the Company issued and outstanding as of November 7, 2013, as represented by the Company in the Merger Agreement, and (iii) for purposes of this filing, 734,351 shares of Class A Common Stock underlying employee stock options held by the Company Shareholders party to the Shareholder Agreements that were exercisable on, or would become exercisable within 60 days of, November 7, 2013, as provided by the Company.

Item 1.                          Security and Issuer.

This Schedule 13D relates to the shares of Class A common stock, $1.00 par value per share (the “Class A Common Stock”), of Costa Inc., a Rhode Island corporation (the “Company”). The Company’s principal executive offices are located at 24 Albion Road, Lincoln, Rhode Island 02865.

Item 2.                          Identity and Background.

(a) — (c) This Schedule 13D is being filed by Essilor International SA, a French société anonyme (“Essilor”), which has its principal executive offices at 147 rue de Paris, 94220 Charenton-le-Pont, France. Essilor is a maker of ophthalmic products and supplies.

Set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Essilor: (i) name, (ii) business address, (iii) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

(d) — (e) Neither Essilor nor, to the knowledge of Essilor, any person named on Schedule I, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

The Shareholder Agreements described in Item 4 of this Schedule 13D (the terms of which are incorporated herein by reference) were entered into with the Company Shareholders. The Company Shareholders entered into the Shareholder Agreements as an inducement to Essilor and Merger Sub to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are incorporated herein by reference). No additional consideration was paid to the Company Shareholders in connection with the execution and delivery of the Shareholder Agreements and thus no funds were used for such purpose.

Item 4.                          Purpose of Transaction.

(a) — (b) On November 7, 2013, Essilor and its newly formed, indirect wholly owned subsidiary, GWH Acquisition Sub Inc., a Rhode Island corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”).  If the Merger is completed, each issued and outstanding share of Class A Common Stock and Class B common stock, $1.00 par value per share, of the Company (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) (other than any shares held by Essilor, Merger Sub or the Company or any of their subsidiaries and treasury shares, which will be cancelled) will be converted into the right to receive $21.50 in cash, without interest (the “Merger Consideration”). In addition, (i) all outstanding options for shares of Common Stock will become fully vested and cancelled in exchange for the right to receive an amount equal to the Merger Consideration less the exercise price of such options and (ii) all outstanding awards consisting of shares of Common Stock subject to forfeiture, repurchase, redemption, right of first refusal or other restrictions will become fully vested and cancelled in exchange for the right to receive an amount equal to the Merger Consideration for each share of Common Stock subject to such award. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Company’s shareholders.

In connection with the execution of the Merger Agreement, Essilor and the Company have entered into shareholder agreements with W. Russell Boss, Jr. Trust B, W. Russell Boss, Jr. Trust A, David G. Whalen, Charles R. MacDonald, Kevin F. Mahoney, Russell A. Boss and Tina C. Benik (collectively, the “Company Shareholders,” and such agreements, the “Shareholder Agreements”) pursuant to which the Company Shareholders have agreed, among other things, (i) to vote their shares of Common Stock (including shares they may subsequently acquire during the term of the Shareholder Agreements, including, without limitation, through the exercise of stock options) in favor of the Merger and the Merger Agreement and against competing acquisition proposals, and (ii) to certain restrictions on the transfer of their shares of Common Stock. Each Company Shareholder has irrevocably appointed Essilor and each of its executive officers or other designees as such Company Shareholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Company Shareholder, to vote all of such Company Shareholder’s shares of Common Stock solely with respect to the matters set forth in clause (i) of this paragraph.

As of November 7, 2013, the number of  shares of Common Stock  beneficially owned by the Company Shareholders and subject to the Shareholder Agreements was an aggregate of 2,664,619 shares of Class A Common Stock and 1,804,800 shares of Class B Common Stock, plus any shares of Common Stock that the Company Shareholders subsequently acquire during the term of the Shareholder Agreements (which, for purposes of this filing, is deemed to include 734,351 shares of Class A Common Stock underlying employee stock options held by the Company Shareholders that were exercisable on, or would become exercisable within 60 days of, November 7, 2013).  For purposes of this filing, the Class B Common Stock is included because it is convertible on a one-for-one basis, at the holders’ option, into shares of Class A Common Stock, which is the registered class of securities.

The description of the Merger Agreement and the Shareholder Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholder Agreements, which are filed as Exhibits 99.1 and 99.2 hereto, and are incorporated herein by reference.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, the board of directors and officers of Merger Sub at the effective time of the Merger will become the board of directors and officers of the Company, in each case until their successors are elected and qualified.

(e) Pursuant to the Merger Agreement, the Company may not, without Essilor’s prior written consent, among other things, (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities.

(f) If the Merger is consummated, the Company, as the surviving corporation in the Merger, will become an indirect, wholly owned subsidiary of Essilor.

(g) The articles of incorporation of the Company as in effect on the date of the Merger Agreement will, by virtue of the Merger, be amended at the effective time of the Merger in its entirety to read as set forth in Exhibit B to the Merger Agreement. The bylaws of the Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the Company.

(h) — (i) The Class A Common Stock is traded on the NASDAQ Global Market under the trading symbol “ATX.” If the Merger is consummated, the Class A Common Stock will no longer be traded on the NASDAQ Global Market and will be deregistered under the Act.

(j) Except as described above, neither Essilor nor, to the knowledge of Essilor, any person named on Schedule I, has current plans or proposals that would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Issuer.

(a) — (b) As described in Item 4 of this Schedule 13D, as a result of the Shareholder Agreements, Essilor may be deemed to have beneficial ownership of the Subject Securities with respect to the matters set forth in the Shareholder Agreements. Essilor’s current beneficial ownership in the Company and the Class A Common Stock is set forth on the cover page to this Schedule 13D and is incorporated herein by reference.

The ownership percentage appearing on such cover page has been calculated based on a total of 13,927,986 shares, consisting of (i) 11,388,835 shares of Class A Common Stock issued and outstanding as of November 7, 2013, as disclosed in the Merger Agreement, (ii) 734,351 shares of Class A Common Stock underlying options held by the Company Shareholders as of such date that were exercisable on, or would become exercisable within 60 days of, such date, as provided by the Company, and (iii) 1,804,800 shares of Class A Common Stock issuable upon conversion of all of the shares of Class B Common Stock issued and outstanding as of such date, as represented by the Company in the Merger Agreement.

The number of shares of Class A Common Stock that may be deemed to be beneficially owned by Essilor with respect to which there is (i) sole voting power is none, (ii) shared voting power is 5,203,770, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

In addition, all additional securities of the Company (including all additional shares of Common Stock and all additional options, warrants and other rights to acquire shares of Common Stock) of which the Company Shareholders acquire ownership during the period from November 7, 2013 until the termination of the Shareholder Agreements will also be subject to the terms of the Shareholder Agreements. Accordingly, any such acquisition or receipt of securities of the Company by any Company Shareholder may result in Essilor being deemed to be the beneficial owner of such additional securities.

The filing of this Schedule 13D by Essilor shall not be considered an admission that Essilor, for the purpose of Section 13(d) of the Act, is the beneficial owner of any of the shares of Class A Common Stock covered in this report, and Essilor expressly disclaims such beneficial ownership.

To the knowledge of Essilor, none of the persons named on Schedule I beneficially owns or has power to dispose of any shares of Class A Common Stock.

(c) To the knowledge of Essilor, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in Item 5(a)-(b).

(d) Not applicable.

(e) Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of November 7, 2013, among Essilor, Merger Sub and the Company
99.2	Form of Voting Agreement, dated as of November 7, 2013, among Essilor, the Company and certain directors, officers and shareholders of the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2013

Essilor International SA

By:	/S/ CAROL XUEREF
Name:	Carol Xueref

Title:	Director for Legal Affairs and Group Development

SCHEDULE I

Directors and Executive Officers of Essilor

Name	Business Address	Principal occupation or employment	Citizenship
Board of Directors

Hubert Sagnières	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chairman and Chief Executive Officer, Essilor International	France

Xavier Fontanet	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Former Chairman, Essilor International	France

Philippe Alfroid	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired Chief Operating Officer, Essilor International	France

Benoît Bazin	Saint-Gobain Les Miroirs 18, avenue d’Alsace 92096 Paris La Défense Cedex France	Senior Vice President, Saint-Gobain	France

Antoine Bernard de Saint-Affrique	Unilever 100 Victoria Embankment Blackfriars London EC4P 4BQ United Kingdom	President, Food’s category, Unilever	France

Maureen Cavanagh	Nassau Lens Company 160 LeGrand Ave Northvale, NJ 07647 United States	President, Nassau Lens Company and OOGP	United States

Yves Chevillote	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired Deputy Chief Executive Officer, Crédit Agricole S.A.	France

Mireille Faugère	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Former Chief Executive Officer, Assistance Publique Hôpitaux de Paris (AP-HP)	France

Louise Fréchette	Centre for International Governance Innovation 57 Erb St. W., Waterloo, ON Canada, N2L 6C2	Distinguished Fellow, Centre for International Governance Innovation	Canada

Yi He	Essilor Holding Company (China) Room 1102-1103 11th Floor, Maxdo Center No. 8, Xingyi Road, Shanghai, 200336 P.R.C	Chairman, Essilor Holding Company (China)	China

Bernard Hours	Danone 17 boulevard Haussmann 75009 Paris France	Deputy General Manager, Danone	France

Maurice Marchand-Tonel	European American Chamber of Commerce (France) 11, Avenue de Suffren 75007 Paris France	President, European American Chamber of Commerce (France)	France

Aïcha Mokdahi	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chairwoman, Valoptec	France

Olivier Pécoux	Rothschild et Cie 23 bis avenue de Messine 75008 Paris France	Managing Partner, Rothschild et Cie Banque	France

Michel Rose	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired Co-Chief Operating Officer, Lafarge S.A.	France

Officers

Jean Carrier-Guillomet	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	President, Essilor of America	France

Patrick Cherrier	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	President, AMERA Region (Africa, Middle East, Russia and Asia)	France

Lena Henry	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Strategy Officer	France

Eric Léonard	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	President, Europe Region	France

Géraldine Picaud	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Financial Officer	France

Bertrand Roy	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Senior Vice President, Strategic Partnerships	France

Paul du Saillant	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Operating Officer	France

Eric Thoreux	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Corporate Senior Vice President, Strategic Marketing	France

Laurent Vacherot	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Operating Officer	France

Carol Xueref	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Corporate Senior Vice President, Legal Affairs and Development	Great Britain